EXHIBIT 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
(in millions)	2009	2008
Earnings:
Loss before income taxes (1)	$(376.1)	$(352.2)
Interest expense	448.2	517.7
Other adjustments	6.0	6.9

Total earnings (a)	$78.1	$172.4

Fixed charges:
Interest expense	$448.2	$517.7
Other adjustments	6.0	6.9

Total fixed charges (b)	$454.2	$524.6

Ratio of earnings to fixed charges (a/b)(2)

(1)

Loss before income taxes includes equity earnings in affiliates and excludes net income attributable to noncontrolling interests. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

(2)

The Company’s ratio of earnings to fixed charges is less than one-to-one for the three months ended March 31, 2009 and 2008, respectively. The deficiencies in total earnings were $376.1 million and $352.2 million.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.